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                                               Filed pursuant to Rule 424(b)(3)
                                                     Registration No. 333-34875


                          PROSPECTUS SUPPLEMENT NO. 2
                   (To Prospectus dated September 18, 1997)

                                U S LIQUIDS INC.

     This Supplement No. 2 (the "Supplement") is a part of the Prospectus, dated September 18, 1997, relating to the offering of up to 3,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), of U S Liquids Inc. (the "Company") that may be issued from time to time by the Company in acquisitions of other businesses, properties and/or assets in business combination transactions and the offering of up to 1,990,000 shares of Common Stock by the holders thereof. This Supplement briefly describes, among other things, five acquisitions recently completed by the Company and a revolving credit facility obtained by the Company in December 1997. Capitalized terms used but not defined in this Supplement shall have the meanings assigned to them in the Prospectus.

                              RECENT DEVELOPMENTS

ACQUISITION OF ENVIRONMENT MANAGEMENT

     On January 1, 1998, the Company acquired, in three related transactions, all of the outstanding capital stock of Environment Management, Inc. ("EMI") and Enviro-Waste Type V of Texas, Inc. ("Enviro-Waste"), each a Texas corporation under common ownership, and substantially all of the operating assets of Enviro-Plumbing, Inc. ("Enviro-Plumbing"), a Texas corporation and an affiliate of EMI and Enviro-Waste. EMI, Enviro-Waste and Enviro-Plumbing (collectively referred to herein as "Environment Management") are engaged in the collection, treatment and disposal of NCW generated in the Austin, Texas and San Antonio, Texas areas. Environment Management's 1997 gross revenues were approximately $3,100,000.

     The aggregate purchase price for the stock of EMI and Enviro-Waste and the assets of Enviro-Plumbing was $3,875,000, with $2,925,000 paid in cash at the closing and the remaining $950,000 to be paid on January 16, 1999. This purchase price is subject to adjustment (up or down) in the event the actual net working capital (as defined in the definitive acquisition agreements) of Environment Management on January 1, 1998 is determined to be different than contemplated by the parties. In connection with these transactions, the Company also assumed certain contractual liabilities of Enviro-Plumbing.

ACQUISITION OF ASSETS FROM SUBURBAN WASTEWATER INC.

     On January 1, 1998, U S Liquids Northeast, Inc. ("U S Northeast"), a wholly-owned subsidiary of the Company, acquired substantially all of the operating assets of Suburban Wastewater Services Inc., a Massachusetts corporation ("Suburban Wastewater"), and assumed certain contractual obligations of Suburban Wastewater relating to such assets. During 1997, Suburban Wastewater generated approximately $2,200,000 of revenues from the collection, treatment and

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disposal of NCW generated in the Boston, Massachusetts area.  As consideration for the assets acquired, the Company issued to Suburban Wastewater and Glenn Pratt and John Bailey, each an executive officer and stockholder of Suburban Wastewater, 116,336 aggregate shares of Common Stock, all of which shares were issued under the Registration Statement. As further consideration, the Company also paid approximately $200,000 of the trade payables of Suburban Wastewater. In addition, the Company has agreed to issue additional shares of Common Stock to Messrs. Pratt and Bailey in the event that the pre-tax earnings (as defined in the definitive acquisition agreement) generated by the Company and its subsidiaries during the fiscal years ending June 30, 1999 and June 30, 2000 in the states of New Jersey, New York, Connecticut, Rhode Island, Massachusetts, New Hampshire, Vermont and Maine (the "Northeast Region") due to the efforts of Messrs. Pratt and Bailey exceed certain predetermined levels. With the exception of the business acquired from Suburban Wastewater, the Company currently has no operations in the Northeast Region.

     In connection with this acquisition, the Company entered into consulting agreements with each of Messrs. Pratt and Bailey. Each such consulting agreement is for a term of 18 months and provides for a consulting fee of $90,000. In addition, Messrs. Pratt and Bailey each received a warrant to purchase 10,000 shares of Common Stock at an exercise price of $14.125.
These warrants contain provisions providing for the adjustment of the exercise price and the number and type of securities issuable upon exercise of the warrants should any one or more or certain specified events occur.

ACQUISITION OF ASSETS FROM WASTE TECHNOLOGIES, INC.

     On December 15, 1997, Mesa Processing, Inc. ("Mesa"), a wholly-owned subsidiary of the Company, acquired substantially all of the operating assets (the "Assets") of Waste Technologies, Inc., a Texas corporation ("Waste Technologies"), and assumed certain contractual obligations of Waste Technologies relating to the Assets. During 1997, Waste Technologies generated approximately $780,000 of revenues from the collection, treatment and disposal of NCW generated in the Austin, Texas and San Antonio, Texas areas. As consideration for the Assets, the Company issued to Waste Technologies 41,629 shares of Common Stock, all of which shares were issued under the Registration Statement. As further consideration, the Company also paid $970,000 in cash to Waste Technologies and will pay to Waste Technologies an additional $150,000 in cash on each of December 15, 1998 and December 15, 1999. In addition, the Company has agreed to pay additional consideration to Waste Technologies in the event that the pre-tax earnings (as defined in the definitive acquisition agreement) generated from the operation of the Assets during 1998 exceed certain predetermined levels. The maximum amount payable by the Company to Waste Technologies under this earn-out provision is $1,380,000.

     Kirk Johnson, Norman Johnson and John Jetelina, each an executive officer and stockholder of Waste Technologies, have been retained for a period of one year to operate the Assets on behalf of Mesa.

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REVOLVING LINE OF CREDIT

     In December 1997, the Company entered into a credit agreement with Bank of America National Trust and Savings Association ("BOA"), BankBoston, N.A. and Wells Fargo Bank, N.A. (the "Credit Facility"). The Credit Facility provides the Company with a secured revolving line of credit of $50,000,000. The Company has a choice of two interest rates when borrowing under the Credit Facility. Under one option, the interest rate is based on the higher of the Federal Funds Rate plus one-half percentage point and BOA's "reference rate." An additional margin of zero to one-quarter percentage point is then added to the higher of these two rates. The additional margin depends on the ratio of the Company's debt to earnings before interest, taxes, depreciation and amortization for the preceding twelve months ("EBITDA"). For purposes of this ratio, EBITDA may include the preceding twelve months' results for any companies acquired during the last year. Under the other interest rate option, borrowings bear interest based on designated short-term Eurodollar rates (which generally approximate the London Interbank Offered Rates or LIBOR, as published in major financial media) plus one to two percentage points, again depending on the ratio of debt to EBITDA. In addition, commitment fees of one-quarter percentage point to one-half percentage point per annum, also depending on the ratio of debt to EBITDA, are payable on the unused portion of the line of credit.

     Amounts outstanding under the Credit Facility are secured by, among other things, a lien on all or substantially all of the assets of the Company and its subsidiaries. The Credit Facility prohibits the payment of dividends by the Company and requires the Company to comply with certain financial covenants. The Credit Facility also places certain restrictions on, among other things, acquisitions and other business combination transactions which may be consummated by the Company; however, the Company does not believe that these restrictions will have a material adverse effect on the Company's ability to fulfill its current acquisition strategy.

     The debt outstanding under the Credit Facility may be accelerated at the option of the lenders in the event that, among other things, a change in control of the Company occurs or Michael P. Lawlor, W. Gregory Orr or Earl J. Blackwell ceases to serve as an executive officer of the Company and is not replaced within sixty days by an individual reasonably satisfactory to BOA and the other lenders.

     As of February 16, 1998, the Company had borrowed approximately $19,500,000 under the Credit Facility at an interest rate of approximately 7.0%. Approximately $15,000,000 of these loan proceeds were used to pay the Sanifill Note in full. The Credit Facility expires on December 18, 2000, at which time all amounts outstanding under the facility are due.

EXECUTIVE EMPLOYMENT AGREEMENTS

     Effective as of February 13, 1998, W. Gregory Orr and Earl J. Blackwell each entered into new employment agreements with the Company providing for an annual base salary of $150,000 and $120,000, respectively. Each employment agreement is for a term of five years with the term to be extended for an additional one year on each anniversary date of the employment agreement, unless either party gives notice that the term of the employment agreement should not be so extended. If

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the employee's employment is terminated by the Company without cause, then the employee will continue to receive his base salary and employee benefits for the remainder of the term of his employment agreement. If his employment is terminated by the Company with cause, then the employee will not be entitled to earn any further compensation or benefits under his employment agreement. If the Company undergoes a "change in control", then, under certain circumstances, the employee will have the right to require the Company to pay to him a lump sum amount equal to approximately three times his "base amount", as defined in Section 280G of the Internal Revenue Code. This base amount is generally equal to the average annual gross income of the employee for the five taxable years ending before the date on which the change in control occurs. This payment will be in lieu of any further compensation or benefits payable to the employee under the employment agreement. Each employment agreement also contains a covenant by the employee not to compete with the Company at any time during his employment and for a period of two years after the termination of his employment, except for a termination subsequent to a change in control.






           The date of this Supplement No. 2 is February 17, 1998.